Exhibit 99.1

X Financial Reports First Quarter 2025 Unaudited Financial Results

SHENZHEN, China, May 19, 2025 /PRNewswire/ -- X Financial (NYSE: XYF) (“X Financial”, the “Company” or “we”), a leading Chinese fintech platform, today announced its unaudited financial results for the first quarter of fiscal year 2025 ended March 31, 2025.

First Quarter 2025 Operational Highlights

•	Total loan amount facilitated and originated[1] in the first quarter of 2025 was RMB35,149 million, up 63.4% from RMB21,505 million in the same period of 2024.

•	Total outstanding loan balance[2] at the end of the first quarter of 2025 was RMB58,403 million, up 33.3% from RMB43,812 million in the same period of 2024.

•	The Company facilitated and originated approximately 3.14 million loans in the first quarter of 2025, an increase of 75.6% year-over-year. The average loan amount per transaction was RMB11,181.

•	Number of active borrowers[3] in the first quarter of 2025 was 2.43 million, up 77.1% from 1.37 million in the same period of 2024, reflecting strong user growth.

•	Cumulative number of active borrowers[4] reached 17.4 million as of March 31, 2025, an increase of 27.6% from 13.6 million in the same period of 2024.

•	Asset quality continued to improve. The delinquency rate for all outstanding loans that are past due for 31-60 days[5] was 1.25% as of March 31, 2025 (improved from 1.61% in the same period of 2024), and the delinquency rate for all outstanding loans that are past due 91-180 days[6] was 2.73% (improved from 4.37% in the same period of 2024).

1Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

3 Represents borrowers who made at least one transaction on the Company's platform during the relevant period.

4 Represents borrowers who made at least one transaction on the Company's platform since inception through the end of the relevant period.

5 Represents the balance of the outstanding principal for Xiaoying Credit Loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal for Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and originated by the Company have been Xiaoying Credit Loans.

6 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

First Quarter 2025 Operational Highlights

	Three Months Ended March 31, 2024	Three Months Ended December 31, 2024	Three Months Ended March 31, 2025	QoQ	YoY
Total loan amount facilitated and originated (RMB in million)	21,505	32,297	35,149	8.8%	63.4%
Number of active borrowers	1,369,410	2,120,068	2,425,504	14.4%	77.1%

	As of March 31, 2024	As of December 31, 2024	As of March 31, 2025
Total outstanding loan balance (RMB in million)	43,812	52,327	58,403
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.61%	1.17%	1.25%
Delinquency rates for all outstanding loans that are past due for 91-180 days	4.37%	2.48%	2.73%

First Quarter 2025 Financial Highlights

•	Total net revenue in the first quarter of 2025 was RMB1,937.5 million (US$267.0 million), representing an increase of 60.4% from RMB1,208.0 million in the same period of 2024. The robust revenue growth was driven by higher loan facilitation volume and solid interest and guarantee-related income.

•	Income from operations in the first quarter of 2025 was RMB572.9 million (US$78.9 million), an increase of 52.1% compared to RMB376.5 million in the same period of 2024. The Company maintained a strong operating margin despite increased investments in borrower acquisitions and marketing to drive user acquisition, reflecting continued cost discipline and operating efficiency.

•	Net income in the first quarter of 2025 was RMB458.1 million (US$63.1 million), compared with RMB363.1 million in the same period of 2024 (a 26.2% increase year-over-year).

•	Non-GAAP[7] adjusted net income in the first quarter of 2025 excluding share-based compensation and certain investment-related items was RMB466.8 million (US$64.3 million), up 44.9% from RMB322.2 million in the same period of 2024. This reflects the Company’s core profitability on an adjusted basis.

•	Net income per basic and diluted American depositary share (“ADS”) in the first quarter of 2025 was RMB10.92 and RMB10.56 (US$1.50 and US$1.46), respectively, compared with RMB7.44 and RMB7.32 in the same period of 2024.

•	Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2025 was RMB11.10 and RMB10.74 (US$1.53 and US$1.48), respectively, compared with RMB6.60 and RMB6.54 in the same period of 2024.

Each ADS represents six Class A ordinary shares.

7 We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments.

First Quarter 2025 GAAP and Non-GAAP Financial Summary

(In thousands, except for share and per share data)	Three Months Ended March 31, 2024	Three Months Ended December 31, 2024	Three Months Ended March 31, 2025	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,207,974	1,708,722	1,937,505	13.4%	60.4%
Total operating costs and expenses	(831,433)	(1,183,510)	(1,364,600)	15.3%	64.1%
Income from operations	376,541	525,212	572,905	9.1%	52.1%
Net income	363,139	385,626	458,127	18.8%	26.2%
Non-GAAP adjusted net income	322,205	408,022	466,766	14.4%	44.9%

Net income per ADS—basic	7.44	8.22	10.92	32.8%	46.8%
Net income per ADS—diluted	7.32	8.04	10.56	31.3%	44.3%

Non-GAAP adjusted net income per ADS—basic	6.60	8.70	11.10	27.6%	68.2%
Non-GAAP adjusted net income per ADS—diluted	6.54	8.46	10.74	27.0%	64.2%

Mr. Kent Li, President of X Financial, commented: “We are pleased with how 2025 has begun. In the first quarter, we facilitated RMB35.1 billion in loans — a 9% sequential increase and 63% year-over-year growth. It was one of our strongest quarters ever, reflecting solid borrower demand and continued progress in risk management. Our team remains focused on expanding opportunities through both new partnerships and existing relationships, enhancing our technology platform and data-driven underwriting to support profitable scalability, and balancing growth and risk as we broaden access for qualified borrowers. We are also continually improving the borrower experience with faster decisions, simpler application processes, and greater transparency, while strengthening platform reliability and support tools to help customers manage loans with confidence. Despite the typical seasonal impact of the Chinese New Year holiday, we achieved sequential growth in both loan volume and revenue. Credit performance further improved, with delinquency rates for outstanding loans past due for 31-60 days and 91-180 days down 22% and 37% year-over-year, respectively. These results reflect steady progress in growing our platform responsibly, and we remain confident in our ability to deliver on our 2025 targets through disciplined execution and continued innovation.”

Mr. Frank Fuya Zhang, Chief Financial Officer of X Financial, added: “In Q1 2025, we delivered strong financial results with revenue up 60% year-over-year to RMB1.94 billion, net income of RMB458 million, and net income per basic ADS of RMB10.92. These results reflect our consistent execution and disciplined cost management.”

Business Outlook & Share Repurchase Plans：

•	Business Outlook: Based on current trends, X Financial expects the total loan amount facilitated and originated in the second quarter of 2025 to be in the range of RMB37.5 billion to RMB39.5 billion, reflecting continued strong demand and consistent execution following a robust first quarter.

•	Capital Return to Shareholders: X Financial has approved a new share repurchase program of up to US$100 million, effective from June 1, 2025 through November 30, 2026. This new program is in addition to the existing share repurchase plan approved in December 2024, which has approximately US$15.9 million in remaining authorization. The Company did not repurchase any shares during the first quarter of 2025. The program reflects the Company’s continued confidence in its long-term growth and commitment to delivering shareholder value. Repurchases under the program will be subject to market conditions and other factors and may be modified or suspended at management’s discretion.

First Quarter 2025 Financial Results

Revenue Growth and Business Drivers: In the first quarter of 2025, X Financial delivered robust growth, with total net revenue reaching RMB1,937.5 million (US$267.0 million), representing a 60.4% increase from RMB1,208.0 million in the first quarter of 2024. This growth was primarily driven by significantly higher loan facilitation volume, fueled by robust borrower demand and increased marketing and borrower acquisition investments. Revenue growth was broad-based across the Company’s business lines: loan facilitation service fees rose 75.6% year-over-year to RMB1,078.4 million, post-origination service fees increased 74.2% to RMB266.0 million, and guarantee income more than doubled to RMB82.9 million. Other revenue also surged 172.0% to RMB200.0 million, mainly due to an increase in referral service fee for introducing borrowers to other platforms. These gains more than offset a modest 7.3% decline in financing income to RMB310.1 million, which resulted from lower average loan balances held by the Company. Importantly, X Financial achieved this strong top-line growth while maintaining disciplined cost management, even as it ramped up marketing and borrower acquisition spending to drive volume growth. Supported by higher profitability and the efficiency of its business model, the Company’s return on equity8 improved to approximately 25.5%, up from 24.1% in the prior-year quarter.

Asset Quality and Provisions: Credit quality improvements during the quarter helped temper risk costs despite lending growth. Delinquency rates for loans 31–60 days and 91–180 days past due declined 22% and 37% year-over-year, respectively, positively impacting overall credit loss experience and underscoring effective risk management despite higher loan volumes. Provision for loans receivable remained stable at RMB62.2 million, while provision for contingent guarantee liabilities increased to RMB63.7 million from RMB47.9 million, aligned with expanded guaranteed loan volume. Overall, credit-related costs were well-controlled, benefiting from improved asset quality and collections effectiveness.

Profitability and Margins: X Financial achieved robust profitability in Q1 2025 while investing in growth initiatives. Operating margin8 was approximately 29.6%, slightly lower than 31.2% in Q1 2024. The increase in operating costs and expenses was mainly attributable to the increase in borrower acquisition costs as a result of the elevated marketing efforts in the current period, though the Company continued to demonstrate strong revenue expansion and disciplined expense management. Net profit margin8 was about 23.6%, with net income growing 26.2% year-over-year. Net income per basic ADS rose significantly to RMB10.92, up 46.8% year-over-year.

8 Financial Ratios:
– Operating margin: It is calculated as Income from Operations divided by Total Net Revenue for the period.

– Net profit margin: It is calculated as Net Income divided by Total Net Revenue for the period.
– Return on equity: It is calculated as the annualized Net Income divided by Average Total Equity for the period. Average Total Equity is calculated using the opening and closing balances of the period.

Funding and Liquidity: The Company’s balance sheet remains solid, supporting ongoing growth. Cash and cash equivalents increased to RMB1,389.5 million (US$191.5 million) as of March 31, 2025, up from RMB984.6 million at year-end 2024, driven by strong operating cash generation and efficient working capital management. Total restricted cash was RMB712.3 million (US$98.2 million), bringing total cash (including restricted) to over RMB2.1 billion. Shareholders’ equity grew to RMB7,435.4 million (US$1.02 billion), reflecting the growth of retained earnings. The equity-to-assets ratio exceeded 60%, underscoring a conservative leverage profile and ample capital buffers.

Regulatory Update: The regulatory landscape for online consumer finance in Mainland China remains dynamic and continues to evolve, presenting both challenges and opportunities. We remain fully committed to regulatory compliance and closely aligned with policy developments.

A recent notice from the National Financial Regulatory Administration regarding internet-based lending reaffirmed the existing regulatory trajectory rather than introducing significant changes. The overarching objective continues to be fostering responsible credit access while ensuring financial stability.

We view increased oversight of loan facilitation platforms as positive, reflecting regulatory recognition of our role in the broader financial ecosystem and supporting industry maturity and long-term viability.

Given that the online consumer finance sector is relatively young, the regulatory framework continues to develop. While new policies may result in higher compliance costs or operational adjustments, they also open opportunities for innovation, standardization, and sustainable growth.

We will proactively engage with regulators and partners, diversifying funding channels, broadening loan offerings, and strengthening risk controls to support healthy business development under the evolving regulatory framework.

Conference Call

X Financial’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on May 20, 2025 (7:30 PM Beijing / Hong Kong Time on May 20, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 27, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	9119292

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading Chinese fintech platform. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors' assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as published in the Federal Reserve Board’s H.10 statistical release. Percentages stated in this release are calculated based on the RMB amounts.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company's projected financial results. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company's historical information.

For more information, please contact:

X Financial
Mr. Noah Kauffman (Chief Financial Strategy Officer)
E-mail: ir@xiaoying.com

Christensen IR
In China: Mr. Rene Vanguestaine
Phone: +86-178-1749-0483
E-mail: rene.vanguestaine@christensencomms.com

In U.S.: Ms. Linda Bergkamp
Phone: +1-480-614-3004
E-mail: linda.bergkamp@christensencomms.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2024	As of March 31, 2025	As of March 31, 2025
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	984,611	1,389,456	191,472
Restricted cash, net	676,793	712,349	98,164
Accounts receivable and contract assets, net	2,029,550	2,409,743	332,071
Loans receivable from Credit Loans and other loans, net	4,828,317	4,212,291	580,469
Deposits to institutional cooperators, net	1,958,297	2,126,352	293,019
Prepaid expenses and other current assets, net	34,079	33,411	4,605
Financial guarantee derivative	1,038	6,454	889
Deferred tax assets, net	197,713	188,017	25,909
Long term investments	498,038	495,129	68,231
Property and equipment, net	15,833	16,767	2,311
Intangible assets, net	36,592	36,506	5,031
Financial investments	513,476	429,794	59,227
Other non-current assets	44,951	36,736	5,062
TOTAL ASSETS	11,819,288	12,093,005	1,666,460

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	2,184,086	1,718,948	236,877
Contingent guarantee liabilities	187,641	190,198	26,210
Deferred guarantee income	164,725	159,566	21,989
Short-term borrowings	328,500	603,500	83,165
Accrued payroll and welfare	94,717	48,266	6,651
Other tax payable	279,993	322,396	44,426
Income tax payable	591,491	618,616	85,248
Accrued expenses and other current liabilities	941,506	958,670	132,107
Other non-current liabilities	27,516	19,816	2,731
Deferred tax liabilities	65,959	17,602	2,426
TOTAL LIABILITIES	4,866,134	4,657,578	641,830

Commitments and Contingencies
Equity:
Common shares (250,678,439 and 253,256,363 shares outstanding as of December 31, 2024 and March 31, 2025)	207	207	29
Treasury stock	(509,644)	(503,448)	(69,377)
Additional paid-in capital	3,207,028	3,225,944	444,547
Retained earnings	4,174,511	4,632,638	638,395
Other comprehensive income	81,052	80,086	11,036
Total X Financial shareholders' equity	6,953,154	7,435,427	1,024,630
Non-controlling interests	-	-	-
TOTAL EQUITY	6,953,154	7,435,427	1,024,630

TOTAL LIABILITIES AND EQUITY	11,819,288	12,093,005	1,666,460

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2024	2025	2025
	RMB	RMB	USD
Net revenues
Loan facilitation service	614,150	1,078,379	148,605
Post-origination service	152,742	266,041	36,661
Financing income	334,628	310,140	42,739
Guarantee income	32,926	82,929	11,428
Other revenue	73,528	200,016	27,563
Total net revenue	1,207,974	1,937,505	266,996

Operating costs and expenses:
Origination and servicing	426,547	473,725	65,281
Borrower acquisitions and marketing	248,374	709,007	97,704
General and administrative	38,474	51,744	7,131
Provision for accounts receivable and contract assets	8,655	9,048	1,247
Provision for loans receivable	61,540	62,196	8,571
Provision for contingent guarantee liabilities	47,893	63,748	8,785
Change in fair value of financial guarantee derivative	-	(5,417)	(746)
(Reversal of) provision for credit losses for deposits and other financial assets	(50)	549	76
Total operating costs and expenses	831,433	1,364,600	188,049

Income from operations	376,541	572,905	78,947
Interest income (expenses), net	(4,291)	(2,719)	(375)
Foreign exchange (gain) loss	(424)	(12,482)	(1,720)
Income from financial investments[1]	8,327	(3,678)	(507)
Other income, net	4,046	1,935	267

Income before income taxes	384,199	555,961	76,612

Income tax expense	(65,025)	(116,528)	(16,058)
Gain (loss) from equity in affiliates, net of tax	2,046	(2,182)	(301)
Gain (loss) from financial investments at equity method, net of tax[1]	41,919	20,876	2,877
Net income	363,139	458,127	63,130
Less: net income attributable to non-controlling interests	-	-	-
Net income attributable to X Financial shareholders	363,139	458,127	63,130

Net income	363,139	458,127	63,130
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	30	-	-
Income (loss) from financial investments	2,225	(768)	(106)
Foreign currency translation adjustments	1,218	(198)	(27)
Comprehensive income	366,612	457,161	62,997
Less: comprehensive income attributable to non-controlling interests	-	-	-
Comprehensive income attributable to X Financial shareholders	366,612	457,161	62,997

Net income per share—basic	1.24	1.82	0.25
Net income per share—diluted	1.22	1.76	0.24

Net income per ADS—basic	7.44	10.92	1.50
Net income per ADS—diluted	7.32	10.56	1.46

Weighted average number of ordinary shares outstanding—basic	293,788,724	252,292,800	252,292,800
Weighted average number of ordinary shares outstanding—diluted	296,894,415	260,864,033	260,864,033

[1] The Company has revised the presentation of the gain (loss) from financial investments at equity method after income tax expense, which previously reported as "Income (loss) from financial investments" before income tax expense. Additionally, "Impairment losses on long-term investments" accounted under the equity method have been reclassified into the gain (loss) from equity in affiliates after income tax expense. This change in presentation does not affect the net income for any periods presented.

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2024	2025	2025
	RMB	RMB	USD
GAAP net income	363,139	458,127	63,130
Less: Income (loss) from financial investments (net of tax of nil)	8,327	(3,678)	(507)
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-
Less: Impairment losses on long-term investments (net of tax)	-	-	-
Less: Gain (loss) from financial investments at equity method (net of tax of nil)	41,919	20,876	2,877
Add: Share-based compensation expenses (net of tax of nil)	9,312	25,837	3,560
Non-GAAP adjusted net income	322,205	466,766	64,320

Non-GAAP adjusted net income per share—basic	1.10	1.85	0.25
Non-GAAP adjusted net income per share—diluted	1.09	1.79	0.25

Non-GAAP adjusted net income per ADS—basic	6.60	11.10	1.53
Non-GAAP adjusted net income per ADS—diluted	6.54	10.74	1.48

Weighted average number of ordinary shares outstanding—basic	293,788,724	252,292,800	252,292,800
Weighted average number of ordinary shares outstanding—diluted	296,894,415	260,864,033	260,864,033